Exhibit 1.01

THE EASTERN COMPANY
CONFLICT MINERALS REPORT
REPORTING YEAR: 2020

COMPANY OVERVIEW

The operations of The Eastern Company (the “Company”) consist of two business segments: Engineered Solutions and Diversified Products. The Engineered Solutions segment designs, manufactures and markets a diverse product line of custom and standard vehicular and industrial hardware, including turnkey returnable packaging solutions, access and security hardware, mirrors, and mirror-cameras. The Diversified Products segment manufactures and markets payment systems and coin security products used primarily in the commercial laundry market, printed circuit boards and other electronic assemblies to OEMs in various industries, including measurement systems, semiconductor equipment manufacturing, and industrial controls, medical and military products. This segment also manufactures high quality ductile and malleable iron castings that are sold into a wide range of industrial markets, including the oil, water and gas; truck/automotive rail, and military/aerospace.

During 2020 the Company identified certain of its products were likely to contain conflict minerals, as that term is defined by Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”), due to the presence of such minerals in parts obtained from suppliers, either contract manufacturers or original equipment manufacturers “OEM”, or from utilization of conflict minerals in manufacturing processes employed by the Company suppliers. Supplier parts obtained by the Company and used in the Company products include electronic component such as motors, switches, harnesses, connectors and various electronic switch locks the Company contracts to manufacture. The Company does not directly purchase any of the Conflict Minerals and instead purchases components for use in higher level assemblies. The Company is therefore several levels removed from the actual mining of conflict minerals. The Company does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Democratic Republic of the Congo or an adjoining country. The Company has a Conflict Minerals Policy that is available on its website at www.easterncompany.com under “Corporate Governance”.

REASONABLE COUNTRY OF ORIGIN INQUIRY

Subsequent to the Company’s initial assessment that certain supplier parts are likely to contain conflict minerals, the Company conducted a reasonable country of origin inquiry “RCOI” based on the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas to determine which of the Company-utilized parts contain conflict minerals and whether such conflict minerals originated in the Democratic Republic of the Congo or an adjoining country. The Company contacted each of its suppliers and asked them to provide information on (1) the conflict minerals contained in each of the parts supplied by that supplier and (2) the source of the conflict minerals, including smelter/refinery information and location of mines. Each supplier was asked to complete the Responsible Minerals Initiative (“RMI”) (formerly the Conflict-Free Sourcing Initiative) Conflict Minerals Reporting Template, a standardized reporting template developed by the RMI, an initiative of the Responsible Business Alliance and the Global e-Sustainability Initiative, which facilitates the transfer of relevant and necessary information through the supply chain regarding mineral country of origin and smelters and refiners being utilized. Of the suppliers identified as supplying the Company with product in 2020 containing Conflict Minerals and subsequently contacted, several replied that the source of the Conflict Minerals was uncertain or provided the name and address of smelters not contained on RMI's Conflict Free Smelter “CFS” reference list. Therefore, in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, the Company proceeded to engage in due diligence regarding the sources and chain of custody of its conflict minerals.

DUE DILIGENCE - STANDARD UTILIZED

The Company designed its due diligence framework to conform in all material respects with the framework provided by The Organization for Economic Co-operation and Development “OECD” Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, an internationally-recognized due diligence framework.

DUE DILIGENCE - PROCESS

The Eastern Company due diligence exercise included:

1. Submitting the Responsible Minerals Initiative (“RMI”) (formerly the Conflict-Free Sourcing Initiative) Conflict Minerals Reporting Template, a standardized reporting template developed by the RMI, to each supplier of parts potentially containing conflict minerals. That template provided a standardized method for The Eastern Company to use in the collection of representations, statements and data from the Company’s suppliers relative to the presence, use, source and chain of custody of conflict minerals in supplier parts that are incorporated in the Company’s products for sale to end-use customers.

2. Supplying the RMI's Conflict Free Smelter “CFS” reference list - a listing of known smelters to be validated as “conformant” in RMI’s Standard Smelters and Refiners List.

3. Comparing smelters identified in the reporting templates against the list of smelter facilities which have been identified as "conflict free" by the RMI's Conflict Free Sourcing (“CFS”) program. The CFS program is a voluntary program whereby an independent third party evaluates smelter procurement activities to determine whether a smelter has sufficiently demonstrated that all materials processed by that smelter originated from sources that do not directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or an adjoining country.

In numerous instances the Company received, after repeat inquiries, conflicting or incomplete information regarding those facilities utilized to process necessary conflict minerals in supplier parts, as well as insufficient information regarding the mine(s) or source(s) of origin of those conflict minerals. Nevertheless, each supplier response was evaluated and, where possible, validated to determine sufficiency, accuracy or completeness of its response. For each supplier response, the Company subsequently assessed whether the conflict minerals identified, or those conflict minerals that may not have been identified, were consistent with the nature and characteristics of the supplied part. For each supplier response that was insufficient or incomplete, the Company contacted the supplier for follow up, sometimes contacting certain suppliers on multiple occasions. No supplier response stated that conflict minerals were sourced from the Democratic Republic of the Congo or an adjoining country or certified smelters sourcing from legitimate mines in the covered countries. Of the several hundred suppliers the Company purchases from, several suppliers could not identify the smelter of the conflict mineral or the country where the conflict minerals were smelted. If a supplier stated that conflict minerals in its product were not sourced from the Democratic Republic of the Congo or an adjacent country but did not substantiate that information, the Company proceeded to verify that supplier response. Typically, verification involved a more detailed review of the supplier's smelter response and, where possible, discussion with the supplier. If a supplier's response could not be validated through details provided to the Company with regard to the smelter and/or smelters involved, then the supplier response in question was determined to be uncertain or unknown relative to the question of sourcing of raw material and was reflected as such in the Company RMI template summary.

DUE DILIGENCE - RESULTS

The Eastern Company has determined in good faith that for calendar year 2020, its Conflict Minerals status resulting from its due diligence efforts shows a portion to be DRC Conflict Undeterminable.

RISK MITIGATION - IMPROVEMENT PROGRAM

The steps that the Company will take in reporting year 2021 to mitigate the risk that the Company conflict minerals benefit or finance armed groups are as follows:

1. The Company will continue to work with suppliers who provided incomplete or insufficient information in an effort to obtain complete and accurate information in 2021;

2. The Company will again request information and supporting data from each supplier providing parts to the Company that are subject to 2021 reporting requirements by utilizing the RMI Conflict Minerals Reporting Template; and will pursue a completed template response that identifies material down to the smelter and mine.

3. The Company will again follow its due diligence process to review and validate supplier responses that are obtained in support of the Company 2021 conflict minerals reporting.

4. The Company will provide its Conflict Minerals Policy to suppliers as part of its RMI Conflict Minerals Reporting Template based supplier inquiry process for 2021.

5. The Company will encourage smelters and refiners to obtain conflict-free status through the RMI CFS voluntary compliance program.